UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

(Name of Subject Company (Issuer))

CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Millie Kim, Esq.

Citigroup Alternative Investments LLC

731 Lexington Avenue, 28th Floor

New York, NY 10022

(212) 559-8580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Paul Schreiber, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

September 27, 2006

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE
Transaction Valuation:	(a) $56,164,030.65	Amount of Filing Fee:	(b) $6,009.55

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$6,009.55
	Form or Registration No.:	Schedule TO, Registration No. 005-79005
	Filing Party:	Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC
	Date Filed:	September 27, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:			☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 27, 2006 by Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the “Company”) in connection with an offer by the Company to purchase up to 20% of its outstanding Shares (for each Series) from the members of the Company on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit B to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, New York time, on October 25, 2006.

2.

1,495.835 Shares of Multi-Strategy Series M were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.

3.

5,430.303 Shares of Multi-Strategy Series G were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.

4.	The Valuation Date for the Shares tendered was December 29, 2006.

5.

Payment of the repurchase price was made in the form of a promissory note issued to each member (for each Series) whose tendered Shares were accepted for repurchase by the Company. On or about January 24, 2007, the Company paid such members of Multi-Strategy Series M $1,615,659.24 collectively, and members of Multi-Strategy Series G $6,358,167.91 collectively, representing the cumulative amount payable under the promissory notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

	By:	/s/ Raymond Nolte
Name: Raymond Nolte Title: President and Director

March 19, 2007

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